RECEIVED
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

02 SEP -6 AM 9:32

vodafone

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington D.C 20549
USA

SUPPL

02049813

4rd September 2002
Ref: IR/ L0171.-

CORRECTION (to the letter dated 3rd of September 2002)

Vodafone-Panafon Hellenic Telecommunications Company S.A
Rule 12g3-2(b) File No. 82-4969

Dear Sir Madam,

The enclosed information is being furnished to the Securities and Exchange Commission («the SEC») on behalf of Vodafone-Panafon Hellenic Telecommunications Company S.A («the Company») pursuant to the exemption from the Securities Exchange Act of 1934 («the Act») afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be «filed» with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter not the furnishing of such information and documents shall constitute an admission for any purspose that the company is subject to the ACT.

Sincerely yours,

Dimitris Tsorbatzoglou
Head of Investor Relations

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Enclosures:
- Vodafone-Panafon Annual General Meeting Agenda
- Consolidated Financial Results for the first quarter (April-June 2002) According to the Greek Generally Accepted Accounting Principles

dlw 9/9

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A.
44 Kifisias Av., 151 25 Maroussi, Greece
Tel.: (+30) 10 61 60 000, Fax: (+30) 10 61 60 001
www.vodafone.gr

CORRECTION

Shareholders invitation to the Annual General Meeting of the Societe Anonyme under the name "VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A." and distinctive title "VODAFONE-PANAFON"

Following the Board of Directors resolution on 2nd September 2002, and according to the provisions of the Greek Law for limited stock companies no. 2190/1920, and the Company's Articles of Association, Vodafone-Panafon S.A. Shareholders are invited to attend the Annual General Meeting. The Meeting will take place according to the approval K2-10350/31-7-2002 of the Minister of Development and Article 25 of CL 2190/20, on Thursday September 26th 2002, at 13.00 h, at the INTERCONTINENTAL hotel, 89-93 Syngrou Ave., Athens, "Ballroom 1". The items of the agenda of the Annual General Meeting are as follows:

Items of the Agenda of the Annual General Meeting of the Shareholders of VODAFONE-PANAFON S.A. to be held on September 26th 2002

1) Submission for approval of the Annual Financial Statements of the Company "VODAFONE-PANAFON S.A." of the ninth fiscal year from 1-4-2001 to 31-3-2002, the Management Report of the BoD for the abovementioned fiscal year and the Report of the Certified Auditors.

2) Submission for approval of the consolidated financial statements of the Company "VODAFONE-PANAFON S.A." for the period from 1-4-2001 to 31-3-2002 and the relevant Management Report of the BoD and the Certified Auditors.

3) Release of the members of the BoD and the Auditors of the company "VODAFONE-PANAFON S.A." from any responsibility for compensation for the financial statements, the management of the company and the combined financial statements for the fiscal year from 1-4-2001 to 31-3-2002.

4) Distribution of Share Dividends for the fiscal year from 1-4-2001 to 31-3-2002.

5) Submission for approval of the financial statements of the absorbed company "NEXTNET S.A." for the fiscal year from 1-1-2001 to 30-6-2001, the Management Report of the BoD for the abovementioned fiscal year and the Certified Auditors.

6) Release of the members of the BoD and the Auditors of the absorbed company "NEXTNET S.A." from any responsibility for compensation for the financial statements and the management of the company for the fiscal year from 1-1-2001 to 30-6-2001.

7) Election of regular and substitute Certified Auditors for the fiscal year from 1-4-2002 to 31-3-2003, as well as approval of their remuneration.

8) Ratification of the election of a new Member of the BoD in replacement of a resigned one.

9) Approval of the remuneration of the employed Members of the BoD of the company for the fiscal year from 1-4-2001 to 31-3-2002.

10) Approval of the participation of the Members of the BoD to other companies with similar objectives, according to art. 23 of the C.L. 2190/20.

11) Election of the new Board of Directors, according to the provisions of the L. 3016/2002 for the corporate governance.

12) Approval of the expenses incurred for the installation of Base Stations.

13) Approval of an agreement to be concluded between VODAFONE-PANAFON S.A. and INTRACOM S.A.

14) Decision for the non-conversion of the granted, under conditions stock options by the Annual General Meeting of 29/9/99, to definite stock rights.

15) Announcements and other items.

Shareholders and / or their authorised attorneys in order to have the right to vote at the Annual General Meeting must, according to the Greek Law and the Company's Articles of Association, declare the number of the dematerialized shares they wish to bind, to the dealer of their account (security house, or the Greek Central Securities Depository in the case that they have deposited their shares with it), and acquire a receipt verifying the binding of their shares five (5) days before the Annual General Meeting, and must deposit their proxies with the Company within the same deadline.

Note: Shareholders that have dematerialised their shares will be accepted at the Annual General Meeting only if they provide receipts verifying the binding of their shares that were issued in due time (5 days before the AGM).

Marousi, 2/9/2002
The Board of Directors